(Integrys Energy Group, Inc. Letterhead)

Via EDGAR and UPS

June 21, 2011

Mr. William H. Thompson, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Integrys Energy Group, Inc. and Wisconsin Public Service Corporation
Form 10-Ks for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File Nos. 1-11337 and 1-3016, respectively

Dear Mr. Thompson:

We are responding to the comments of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated June 9, 2011, with respect to the above-referenced filings.  For ease of reference, each of the Staff's comments is set forth below (in bold italics), followed by our response (in regular type).

Form 10-K for Fiscal Year Ended December 31, 2010

1.
In order to facilitate this review, we have not repeated comments for issues that may be applicable to Wisconsin Public Service Corporation.  To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.  Unless stated otherwise, when we reference a page number it is a reference to a page in the Form 10-K of Integrys Energy Group, Inc.

Response:

For each comment, we have provided a response for each of Integrys Energy Group and Wisconsin Public Service Corporation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 57

2.
In light of the impairment losses on property, plant and equipment recognized in the most recent year and the nature of long-lived asset impairment testing, please tell us your consideration of disclosing the methods, assumptions and estimates underlying your long-lived asset impairment measurements and the uncertainties associated with the measurements in your discussion of critical accounting estimates.

Integrys Energy Group Response:

We evaluated our disclosure of methods, assumptions, and estimates underlying our long-lived asset impairment measurements and the uncertainties associated with the measurements in light of the requirement in Item 303 of Regulation S-K to disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") any material uncertainties that could reasonably be expected to materially impact future operating results, which includes potential asset impairments.  We believe we have satisfactorily fulfilled this disclosure requirement based on the following:

After the impairment losses recognized for our nonregulated property, plant and equipment in 2010, the total nonregulated balance was reduced to $91 million. The assets that were impaired in the third quarter of 2010 comprised approximately $10 million of this $91 million balance.  None of the nonregulated property, plant, and equipment triggered an asset impairment test at December 31, 2010.  In light of the significantly reduced carrying value for the nonregulated assets that were subject to impairment testing in 2010, and because the nonregulated property, plant, and equipment showed no signs of triggering an impairment test at December 31, 2010, we believed it was unlikely that another material impairment would impact future operating results.

Regulated property, plant and equipment, which made up 97% of our total property, plant and equipment balance at December 31, 2010, is generally not impacted by market fluctuations and other factors relevant to the impairment test for property, plant and equipment because of the recovery authorized through utility rates for the carrying amount of these assets.  Therefore, we do not believe uncertainties exist related to these assets that could reasonably be expected to have a material impact on our future operating results.

Our evaluation of the requirements for disclosures of critical accounting policies led to the determination that the impairment test for property, plant and equipment was no longer a critical accounting policy at December 31, 2010.  If circumstances change related to the nonregulated property, plant and equipment balance or to the likelihood of recovery of the costs of regulated property, plant, and equipment, such that an impairment could be reasonably expected to materially impact future operating results, we will include this disclosure in future filings.

Wisconsin Public Service Corporation Response:

This comment is not applicable to Wisconsin Public Service Corporation.

Goodwill Impairment, page 58

3.
We note your disclosures that the fair value calculated in the first step of the impairment test for MGU approximated the carrying value of the reporting unit and that the fair value of the WPS natural gas utility reporting unit exceeded the carrying amount by a significant amount. Please tell us your consideration of providing similar disclosures for your PGL, NSG, MERC and Integrys Energy Services reporting units. In this regard, tell us your consideration of disclosing (i) that the fair value of certain or all of the reporting units with material goodwill are substantially in excess of carrying value and are not at risk of failing step one of the impairment test and/or (ii) the following information for reporting units at risk of failing step one to the extent not already disclosed:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Integrys Energy Group Response:

The goodwill impairment test completed by Integrys Energy Group as of April 1, 2010 resulted in no impairment charges.  The disclosures provided in the Critical Accounting Policies section of MD&A related to WPS and MGU were intended to provide more insight into the results of the step one test for those reporting units whose results were at either extreme, or, in other words, that either (i) had a fair value substantially in excess of carrying value or (ii) were considered to be at risk of failing step one of the goodwill impairment test.  These disclosures were included to address the requirement in Item 303 of Regulation S-K to describe any material uncertainties that could reasonably be expected to materially impact future operating results.

The PGL, NSG, MERC, and Integrys Energy Services reporting units all had fair values in excess of their carrying values at the time of the April 1, 2010 goodwill impairment test.  At the time we filed our 2010 Form 10-K, the significant drivers of valuation (i.e., authorized return on equity for the regulated utilities, discount rates, market comparables, etc.) all indicated that these reporting units were not at risk of failing step one of the upcoming test.  As a result, we did not believe there was significant uncertainty associated with the carrying value of goodwill recorded for PGL, NSG, MERC, and Integrys Energy Services at December 31, 2010.  In addition, the goodwill balance recorded for the Integrys Energy Services reporting unit was not significant at December 31, 2010.  Therefore, we would not consider any potential impairment related to this reporting unit to have a material impact on our future operating results.

Wisconsin Public Service Corporation Response:

This comment is not applicable to Wisconsin Public Service Corporation.

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 73

Note 12 – Long-Term Debt, page 104

4.
We note that the covenants of certain debt agreements, including those of your subsidiaries, include a requirement to maintain defined debt to capitalization ratios.  We also note your disclosure in Item 5 regarding dividend restrictions imposed by regulators.  Please tell us whether debt to total capitalization ratios contained in debt agreements, as well as any debt to capitalization ratios imposed by regulators, restrict or limit your ability or the ability of your subsidiaries to pay dividends and your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Integrys Energy Group Response:

Rule 4-08(e)(3) of Regulation S-X states that the disclosures in paragraphs (e)(3)(i) and (ii) are only required when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of equity method investments together exceed 25% of consolidated net assets.  Integrys Energy Group and its subsidiaries do not have any explicit dividend restrictions other than those described in Item 5 on page 24.  The debt to capitalization ratios required under debt covenants and described in Note 12, Long-Term Debt, on page 106, and debt to equity ratios imposed by regulators, do not currently have any impact on our ability or the ability of our subsidiaries to pay dividends, as we are well within the required ratios.  The total of the restrictions described in Item 5 of our Form 10-K and our equity in undistributed earnings of equity method investments was 4% of our consolidated net assets at December 31, 2010.  Therefore, we did not include the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X in our 2010 Form 10-K.

Wisconsin Public Service Corporation Response:

Wisconsin Public Service Corporation does not have any explicit dividend restrictions other than those described in Note 16, Common Equity, on page 71.  The debt to capitalization ratios of Integrys Energy Group disclosed in its Note 12 are not applicable to Wisconsin Public Service Corporation.  The debt to equity ratio required by the Public Service Commission of Wisconsin does not currently have any impact on our ability to pay dividends to our parent company, Integrys Energy Group.  The total of the restrictions described in Note 16 and our equity in undistributed earnings of equity method investments was 2% of our consolidated net assets at December 31, 2010.  Therefore, we did not include the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X in our 2010 Form 10-K.

Note 15 – Commitments and Contingencies, page 111

5.
Regarding loss contingencies, we note your disclosure throughout this note that you are, “…currently unable to predict the impact on [your] consolidated financial statements.”  Please tell us your consideration of disclosing an estimate of probable and reasonably possible loss or range of loss in excess of amounts accrued for each matter disclosed or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made.  Refer to ASC 450-20-50.

Integrys Energy Group Response:

In accordance with ASC 450-20-25, we establish an accrued liability for loss contingencies that are both probable and reasonably estimable.  These accruals have been disclosed in Note 15, Commitments and Contingencies, beginning on page 111.  For the matters described under the caption, “Environmental – Clean Air Act New Source Review Issues,” we have established such an accrual, and we also disclose a range of possible loss by reference to ranges seen in other settlements.   We have thoroughly analyzed all other matters described in Note 15, and we reassess each of these matters on at least a quarterly basis.  However, we are unable to estimate a possible loss or range of possible loss for these matters.  In future filings we will revise the disclosures for such matters to include a statement, in accordance with ASC 450-20-50, that we are unable to estimate the possible loss or range of loss.

Wisconsin Public Service Corporation Response:

In accordance with ASC 450-20-25, we establish an accrued liability for loss contingencies that are both probable and reasonably estimable.  These accruals have been disclosed in Note 12, Commitments and Contingencies, beginning on page 60.  For the matters described under the caption, “Environmental – Clean Air Act New Source Review Issues,” we have established such an accrual, and we also disclose a range of possible loss by reference to ranges seen in other settlements.  We have thoroughly analyzed all other matters described in Note 12, and we reassess each of these matters on at least a quarterly basis.  However, we are unable to estimate a possible loss or range of possible loss for these matters.  In future filings we will revise the disclosures for such matters to include a statement, in accordance with ASC 450-20-50, that we are unable to estimate the possible loss or range of loss.

Note 20 – Stock-Based Compensation, page 127

6.	Please tell us your consideration of disclosing the weighted average grant-date fair value of nonvested performance stock rights, restricted shares and restricted share units at the beginning and end of the year and for those granted, vested or distributed and forfeited during the year.  Please also tell us your consideration of disclosing (i) the weighted average grant-date fair value of performance stock rights, restricted shares and restricted share units and (ii) the total intrinsic value of options exercised, share-based liabilities paid and the total fair value of shares vested for each year presented.  Please refer to ASC 718-10-50-2c.2 and 718-10-50-2d.

Integrys Energy Group Response:

We acknowledge that ASC 718-10-50-2c.2 requires disclosure for equity instruments other than share options or share units of the following information for the most recent year for which an income statement is provided: the weighted-average grant date fair value for nonvested awards at the beginning and end of the year and for those awards granted, vested or distributed, and forfeited during the year.  We further acknowledge that ASC 718-10-50-2d.1 requires disclosure of the weighted-average grant date fair value for equity instruments issued during each year for which an income statement is provided.  We note that ASC 718-10-50-2g requires these same disclosures for liability instruments to the extent that the characteristics of the awards make such disclosure important to an understanding of an entity’s share-based compensation.  For our liability instruments, we chose to not disclose weighted-average grant date fair value information because we believe this information is not important to an understanding of our use of share-based compensation.  Since the compensation expense recognized for our liability awards is not based on the grant date fair value of these awards, we do not believe grant date fair value information is relevant to our accounting and financial reporting. If the Staff disagrees with our interpretation, we will include in future filings the disclosures referred to in this comment related to the weighted-average grant date fair value of performance stock rights, restricted shares, and restricted share units.In regard to ASC 718-10-50-2d.2, the total intrinsic value of options exercised is disclosed in Note 20, Stock-Based Compensation, in the table on page 128.  We will include the disclosure of the total intrinsic value of share-based liabilities paid and the total fair value of restricted shares and restricted share units vested in future filings.  The following is an excerpt from page 129 of our 2010 10-K, with our proposed additional disclosure underlined:

A summary of the activity related to performance stock rights for the year ended December 31, 2010, is presented below:

Performance Stock Rights
Outstanding at December 31, 2009	301,090
Granted	150,481
Distributed	(45,847)
Adjustment for final payout	(26,009)
Forfeited	(38,077)
Outstanding at December 31, 2010	341,638

The total intrinsic value of performance stock rights distributed during 2010 was $1.9 million.  No performance stock rights were distributed in 2008 and 2009.

A summary of the activity related to restricted share and restricted share unit awards for the year ended December 31, 2010, is presented below:

Restricted Shares and Restricted Share Unit Awards
Outstanding at December 31, 2009	346,858
Granted	210,922
Vested	(106,153)
Forfeited	(46,265)
Outstanding at December 31, 2010	405,362

The total intrinsic value of restricted shares and restricted share unit awards vested during the year was $4.5 million in 2010, $2.8 million in 2009, and $1.4 million in 2008.

Wisconsin Public Service Corporation Response:

This comment is not applicable as Wisconsin Public Service Corporation does not issue its own stock-based compensation awards, but rather its employees participate in Integrys Energy Group’s plans.

7.
Please tell us the settlement terms of performance stock rights, restricted shares and restricted share units awards and the changes to the deferred compensation plan that require the awards to be accounted for as liability awards.

Integrys Energy Group Response:

Many of the recipients of our performance stock rights, restricted shares, and restricted share unit awards, including the recipients of the highest dollar value awards, are eligible for participation in the deferred compensation plan.  Participants are able to elect to defer their stock-based compensation awards into the deferred compensation plan immediately upon distribution of performance stock rights or the vesting of restricted shares and restricted share units.  The deferred compensation plan feature referenced in Note 20, Stock-Based Compensation, on page 127, allows participants to exercise immediate investment discretion related to these awards and to diversify their deferred compensation into a variety of funds rather than leaving it in shares of Integrys Energy Group stock.  The stock-based compensation plans and the deferred compensation plan are viewed as one plan for accounting purposes because the participants are not subject to the risks and rewards of ownership of Integrys Energy Group stock for a reasonable period of time following the deferral of the award payout.  Because they are viewed as one plan and participants are allowed to move their awards from Integrys Energy Group stock to other investment options, we are required to account for the stock-based compensation arrangement as a liability award.

Wisconsin Public Service Corporation Response:

The response above for Integrys Energy Group is also applicable to Wisconsin Public Service Corporation.

* * * *

As requested, Integrys Energy Group and Wisconsin Public Service Corporation acknowledge that:

·	We are responsible for the adequacy and accuracy of the disclosure in the filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please feel free to contact the undersigned at (312) 228-5411, or Russ Ryba, our external securities counsel at Foley & Lardner LLP, at (414) 297-5668.

Integrys Energy Group, Inc.

/s/ Joseph P. O’Leary
Joseph P. O’Leary
Senior Vice President and Chief Financial Officer

cc:  Mr. Adam Phippen—U.S. Securities and Exchange Commission
       Russell E. Ryba – Foley & Lardner  LLP